FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER, 2003

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release, Dated October 14, 2003,

2.

News Release, Dated October 16, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: November 3, 2003

By:  “James G. Stewart”

        James G. Stewart

Its:  Secretary

      (Title)

November 3, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

October 14, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Madison Enterprises Corp. (“Madison”) reports that it has, subject to regulatory approval, agreed to issue a total of 55,147 shares at a deemed price of $0.17 per share to a key employee as a result of the reduction of his salary 25%.  In an effort to reduce costs during the continuing market slump in the junior resource sector, key employees and geological consultants of Madison have agreed to reduce the cash portion of their remuneration by 25% and to accept shares of Madison to cover this reduction.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“J.G. Stewart”

________________________________

J.G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

October 16, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

DRILLING RESUMES AT LEWIS PROPERTY

Madison Enterprises Corp. (“Madison”) is pleased to announce the resumption of drilling at its Lewis Property in Lander County, Nevada.

The current drill program will be comprised of 10,000 feet of reverse circulation drilling, designed primarily to evaluate the upper portion of the Virgin Structural Zone, the lateral extent of the sub-horizontal, stratigraphic mineralized zones and the projected intersections of these two mineralized features. The Virgin Structural Zone acts as a major ore-bearing host and mineralization conduit to the favourable Antler Peak Sequence on both the Lewis and the adjacent Phoenix-Fortitude Property.

The objective of the current and subsequent drill programs is to enable Madison to calculate a preliminary resource estimate for the Virgin Structural Zone and the sub-horizontal, stratigraphic mineralized zones.

The Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property.  As reported by Newmont in its September 24, 2003 Five Year Business Plan Update: current mineable reserves at the Phoenix-Fortitude Property are 174 million tons grading 0.034 oz/t gold, containing 6,000,000 ounces of gold, assuming a gold price of US$300 per ounce; estimated average gold recovery is between 80% and 84% with total cash costs between US$200 and US$225 per ounce; and production is estimated to resume in 2007 with a mine life of thirteen years.

Madison is also preparing to begin an IP geophysical survey at its Mt. Kare Property in Papua New Guinea.  This survey will cover between twenty and thirty line kilometres and will focus on the area north of previous drilling and geophysical surveying.  The objective of this work is to refine drill targets along the Pinuni Creek structural corridor.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN